Salvo, Russell, Fichter & Landau
                           A Professional Corporation

                             510 Township Line Road
                                    Suite 150
                          Blue Bell, Pennsylvania 19422

                                                         Telephone: 215/653-0110
                                                        Telecopier: 215/653-0383
                                  ______________

Stephen  A.  Salvo
ssalvo@salvorussell.com

                                               September 1, 2005




Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549


Re:     WorldWater & Power Corp. (formerly known as WorldWater Corp.)
        Post Effective Amendment No. 1 to Registration Statement on Form SB-2 SEC File No. 333-115561

Dear Mr. Mancuso:

     On behalf of WorldWater & Power Corp., we offer the following responses to the comments included in your letter dated August 29, 2005. The numbered responses below correspond to your numbered comments.

1 and 2. My reason for describing the assignability of SBI's interests in the Stock Purchase Agreement was to provide information in response to comment no. 1 of your letter of August 9, 2005. I apologize if this caused any confusion. The Stock Purchase Agreement did not permit assignment. An assignment could only be accomplished upon the consent of the parties. I understand that an assignment in the context of a private equity line that meets the parameters of the Current Issues and Rulemaking Projects, Quarterly Update (March 31, 2001) would be a violation, but my principal argument is that the applicable portion of the Current Issues does not apply to this situation. I refer to response nos. 1 and 2 in my letter to you of August 10, 2005 and offer the following additional information.

The Current Issues specifically addresses transactions in which the number of shares issuable by a company is determined by a formula tied to the market price of the securities at the time the company exercises its put, transactions in which there is a lack of market risk resulting from a formula price. This is not the case in the SBI transaction. The consideration payable by SBI for the shares was established at predetermined prices, there was no formula for determining the number of shares to be issued to SBI and the purchase prices were not discounted from a current market price. Accordingly, the SBI transactions are not subject to the Current Issues, and the assignment of SBI's interests in the Stock Purchase Agreement does not constitute a violation of the guidance contained in the Current Issues.

I wish to point out that the original filing of the Form SB-2 in 2004 was reviewed by the Staff, and there was never any indication either in Staff comment letters or in informal telephone conversations that the subject transaction was considered a private equity line or an indirect primary offering subject to the Current Issues. I respectfully submit that the sale of shares to SBI should be considered a private offering and the resale of such shares covered by the subject registration statement.

3.     (In response to Comment no. 3 in you letter of August 9, 2005)
WorldWater has a pending bid with the Government of Uganda, (Ministry of Water, Lands and Environment -- DWD-ERT/IFP/05-1) to be funded by the World Bank, to supply water and power by using solar technology in rural districts. WorldWater's partners in the bid are Energy Systems Ltd.- ESL, Kampala, a Ugandan engineering company. The Pre-Qualification documents were issued in January 2005 and WorldWater responded with its qualification statements dated March 16, 2005. WorldWater is awaiting a response from the World Bank

     WorldWater signed two letters of intent in March 2005 with the Ministry of Rural Development and the Ministry of Power of the Government of Somalia to supply solar products for rural water and power supply, and for the infrastructure of Mogadishu. The Government of Somalia is awaiting pledged funding from Middle East countries in order to effect the letters of intent.

     WorldWater has issued proposals to the governments of the United Arab Emirates to supply solar pumping products near Abu Dhabi and Dubai, including one for a project development planned to create 5,000 small farms. WorldWater would supply irrigation pumping in this project.

     Please  contact  me  with  any  questions  or  comments.


                                                   Very truly yours,


                                                   /s/ Stephen A. Salvo

                                                   Stephen A. Salvo